EXHIBIT 12.1

Standard Pacific Corp. and Subsidiaries

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Three months ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings:
Net income	$24,789	$17,788	$118,689	$111,065	$100,142	$68,030	$45,877
Add:
Cash distributions of income from unconsolidated homebuilding joint ventures	10,806	4,700	15,838	26,533	7,136	6,363	4,270
Income taxes	15,928	11,746	75,992	73,411	66,005	46,492	33,490
Homebuilding interest expense	1,656	1,078	5,489	4,158	3,599	1,519	1,168
Expensing of previously capitalized interest included in cost of sales	9,519	9,086	48,208	39,990	33,854	27,401	26,399
Interest portion of rent expense	125	125	400	400	400	400	400
Extraordinary charge from early extinguishment of debt, net of income taxes	—	—	—	—	—	—	1,328
Less:
Income from unconsolidated homebuilding joint ventures	(8,228)	(3,587)	(27,616)	(26,675)	(16,478)	(6,201)	(4,158)
Net gain (loss) from discontinued operations, net of income taxes	—	—	—	—	—	(459)	199

Earnings:	$54,595	$40,936	$237,000	$228,882	$194,658	$143,545	$108,973

Fixed charges:
Homebuilding interest incurred	$16,001	$12,259	$56,667	$49,478	$39,627	$35,151	$29,010
Interest portion of rent expense	125	125	400	400	400	400	400

Fixed Charges	$16,126	$12,384	$57,067	$49,878	$40,027	$35,551	$29,410

Ratio of Earnings to Fixed Charges	3.4	3.3	4.2	4.6	4.9	4.0	3.7